JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433
Registration No.333-146731
Dated: February 27, 2009

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.'s Floating Rate Guaranteed Notes due 2012 described under ""Description of the Notes"" in the Prospectus Supplement dated February 18, 2009 to the Prospectus dated October 16, 2007.
Issuer:	JPMorgan Chase & Co.
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Security:	Floating Rate Guaranteed Notes due 2012
Guarantee:

The Notes are guaranteed under the FDIC's Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC's regulations, 12 CFR Part 370, and the FDIC's website, www.fdic.gov/tlgp. The expiration date of the FDIC's guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Expected Issue Ratings: (Moody's/S&P/Fitch)	Aaa/AAA/AAA
Currency:	USD
Size:	$1,279,000,000
Offering Type:	SEC Registered Senior
Maturity:	June 15, 2012
Coupon:	Three-Month LIBOR plus 23bps
Re-offer Spread to Index:	Three-Month LIBOR plus 17bps
Price to Public:	100.22% of face amount, plus accrued interest from February 23, 2009
Proceeds (Before Expenses) to Issuer:	$1,277,976,800 (99.92%)
Accrued Interest:	$420,827.95
Total Proceeds and Accrued Interest:	$1,278,397,627.95
Day Count Convention:	Actual/360
Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year commencing March 15, 2009
Special Record Date: (for the first Interest Payment Date only)	March 3, 2009
Reset Frequency:	Quarterly
Payment Frequency:	Quarterly
Trade Date:	February 26, 2009
Settlement Date:	March 3, 2009 (T+3)
Denominations	$2,000 x $1,000
CUSIP:	481247AJ3 / US481247AJ38
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	The Williams Capital Group, L.P.

Reopening: The notes are offered as part of a reopening of a series of previously issued notes, as described in the Prospectus Supplement referenced above. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the Notes. Before you invest, you should read this term sheet, the registration statement, prospectus, prospectus supplement, and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information regarding the FDIC guarantee, JPMorgan Chase & Co., and this offering. You can get the documents that JPMorgan Chase & Co. has filed with the SEC relating to this offering without cost by visiting the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplemental prospectus if you request them by calling collect 1-212-834-4533.